UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: February 4, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated January 31, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 1005, United States of America (USA) intimating about appointment of Additional Independent Director

Exhibit I

January 31, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Appointment of Additional Independent Director

We are pleased to inform that the Board of Directors of the Bank have approved the appointment of Mr. MD Ranganath (DIN:07565125) as an Additional Independent Director of the Bank for a period of five (5) years effective from today i.e. January 31, 2019, subject to the approval of the shareholders.

Mr. MD Ranganath has over 26 years of experience in the Global IT services and financial services industry. He was Chief Financial Officer of Infosys Limited, a globally listed corporation, till November 2018. During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas- Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning- culminating in the role of Chief Financial Officer and worked closely with the Board of Infosys and its Committees in formulating and executing its strategic priorities. Prior to Infosys, he worked at ICICI Limited for eight years and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning.

In the years 2017 and 2018, Mr.Ranganath was the recipient of the Best CFO Asia award in the technology sector, by Institutional Investor publication, based on a poll of buy-side and sell-side investor community. Mr. Ranganath is a PGDM from IIM- Ahmedabad. He holds a Master’s degree in Technology from IIT- Madras and a Bachelor’s degree in Engineering from University of Mysore. He is a member of CPA, Australia.

Mr. Ranganath is not debarred from holding office of director by virtue of any SEBI order or any other such authority. Mr. Ranganath is not related to any director of the Bank.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Vice President- Legal &Company Secretary